Exhibit 1
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[LOGO]  HAVAS

                                             Suresnes, September 28, 2006, 17h30

PRESS RELEASE

                         Havas: First Half Results 2006

      o Revenue of (euro)719 million, up +2.8% on first half 2005, with organic growth stable over the first half at +0.2%

      o Operating income of (euro)56 million compared to (euro)75 million in first half 2005 and net income (Group share) of (euro)21 million compared to (euro)34 million in first half 2005

      o Net New Business(1) of (euro)900 million for first half 2006 compared to a total of (euro)1,055 million for full-year 2005

Fernando Rodes Vila, CEO of Havas, stated: "The Group continues firm in its strategy of investing in creativity and quality by bringing in new talents to serve its clients. Senior executives of the Havas Group are focusing on these two factors to drive organic growth on a sustainable basis, while giving the fullest consideration to the needs and expectations of all the Group's clients and partners. This is a strategy that can only be implemented over time and its effects, while already perceptible, will become increasingly apparent in the future."

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(1) Net account wins, expressed in estimated annual billings. Full definition given on the last page of this press release.


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1.    Highlights of first half 2006

      -     Growth confirmed with Group revenue up for the first half of 2006.

      - Stable organic growth: stronger in Q2 2006 than in Q1. This return to revenue growth has been accompanied by additions to the Group's talents and New Business teams, impacting operating income and net income (Group share) for first half 2006 by comparison with the same period in 2005 in terms of personnel expenses and other operating expenses.

      - A significant surge in net new business of (euro)900 million for first half 2006 compared to (euro)500 million in the first half of 2005, an increase of 80%. This figure does not include the recent wins of Reckitt Benckiser worldwide by Euro RSCG Worldwide and Progressive Direct by Arnold in the United States.

      -     A continued high level of creativity.

      - Voluntary delisting from Nasdaq: in the first half of 2006, the Group moved to delist from Nasdaq with effect from July 7, and would shortly submit an application for deregistration from the S.E.C.

2.    2006 interim results and financial position at June 30, 2006

The Board of Directors at its meeting on September 28 approved the interim results for the period ended June 30, 2006.

      - Revenue was up +2.8% on first half 2005, due largely to a positive exchange rate effect in the first quarter of 2006. Group organic growth was +0.2% over the first 6 months of the year.

      - At (euro)64 million, income from operations was down 18.1% on first half 2005, taking the income from operations from 11.2% to 8.9%, as a direct result of recruitment of new talents and reinforcements for the New Business teams.

      - Other operating income and expenses consisted of goodwill depreciation of (euro)8 million, compared to (euro)3 million for first half 2005.

      - Operating income was therefore (euro)56 million euros, giving an operating margin of 7.7% compared to 10.8% for first half 2005.

      - Net financial expense improved by (euro)3 million, primarily as a result of the reimbursement of the OCEANE 2000 on January 2, 2006, totaling (euro)219 million.

      - Net income (Group share) fell from (euro)34 million in first half 2005 to (euro)21 million in first half 2006.

      -     Net debt at June 30, 2006, stood at (euro)648 million, compared to
            (euro)492 million at June 30, 2005.

            Average net debt for the period(2), however, was lower than in both first and second half 2005.

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(2) Average Net debt (quarterly or annually) is calculated for the main 4 countries (France, USA, UK and Spain), as the difference between structured gross debt (oceanes, credit lines, etc...) and treasury in bank measured on a daily basis; concerning the other countries, the average net debt is the debt accounted as of each quarter.


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                            APPENDIX 1: NEW BUSINESS

The main accounts won in the first half of 2006 are as follows:

      >> Traditional Advertising: Disneyland Resort Paris (France, Spain, Great Britain, Belgium, Germany, Italy, the Netherlands and Scandinavia); Veolia and Cogedim (France); INNEOV (France and Belgium); News Magazine (Great Britain); Granini (Spain); LG Electronics (Russia); The Austrian Post (Austria); IKEA (Czech Republic); Thomapyrin de Boehringer Ingelheim and NTV (Germany); Bongrain and Brendon Babystore (Hongria); Inci (Turkey); ExxonMobil, Lee Jeans, USA Today, Culligan Water, Assurant Health, Barilla, Cabot Wood Stain, and Bombay (USA); Tourism Western Australia and Hutchison Telecom (Australia); Radio Mitre (Argentina); Telmex (Mexico);TVB Pay Vision (Honk Kong)

      >> Media: Veolia Environnement (pan-European); GoodYear Dunlop (France, Spain, Italy, Portugal, Greece, Belgium, the Netherlands and Luxemburg); Masterfoods, PACA, Sarbec, the Accor group's << Formule 1 >> hotels, Point S, Gerble and Umbro (France); Eidos (Great Britain, France and Germany); De Agostini, Hotel.com and Garlik (Great Britain); Agencia Tributaria, Guia Campsa, Fnac, Viajar.com, Ayuntamiento de La Coruna, Fagor, Mango, Osborne, Union Crediticia Immobiliaria, Gennoma Lab and la Caixa (Spain); La Redoute and BAW International (Portugal); Dialog (Poland); La Costena, Sanborns and the Chivas Regal, Martell, Stolichnaya, Presidente and Don Pedro brands owned by Pernod Ricard / Casa Pedro Domecq (Mexico); webmotors (Brazil); ExxonMobil and Celebrity Cruises (USA); the Ministry of Health and Ministry of Citizenship and Immigration (Canada)

      >> Marketing Services: Sixt (pan-European), Marriott Hotels, Bausch & Lomb and Concern Worldwide (Great Britain), Iveco and Seb (Spain), Hotel Sheraton (Mexico)

      >> Corporate communications: Orange (BtoB) worldwide; Caisse d'Epargne Group (France)


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                        APPENDIX 2: FINANCIAL INFORMATION

--------------------------------------------------------------------------------
In (Euro) Million                 1st half 2006    1st Half 2005     Variance
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Revenue                                719              700            +2,8%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Income from operations                  64               78           (18,1%)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Income                        56               75           (26,1%)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Net income, Group share                 21               34           (39,1%)
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--------------------------------------------------------------------------------
In (Euro) Million                     30/06/2006              30/06/2005
--------------------------------------------------------------------------------

Total equity                             901                    925

Net debt                                 648                    492


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About Havas

Havas (Euronext Paris: HAV.PA) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in more than 75 countries through its networks of agencies and contractual affiliations. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.

Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

(a) Net New Business:

Net new business represents the estimated annual advertising budgets for new business wins (which includes new clients, clients retained after a competitive review, and new product or brand expansions for existing clients) less the estimated annual advertising budgets for lost accounts. Havas' management uses net new business as a measurement of the effectiveness of its client development and retention efforts. Net new business is not an accurate predictor of future revenues, since what constitutes new business or lost business is subject to differing judgments, the amounts associated with individual business wins and losses depend on estimated client budgets, clients may not spend as much as they budget, the timing of budgeted expenditures is uncertain, and the amount of budgeted expenditures that translate into revenues depends on the nature of the expenditures and the applicable fee structures. In addition, Havas' guidelines for determining the amount of new business wins and lost business may differ from those employed by other companies.

Contacts:

Communications:                 Anne Marsan
                                Tel: +33 (0)1 58 47 90 33
                                anne.marsan@havas.com

                                Solenne Anthonioz
                                Tel: +33 (0)1 58 47 90 27
                                solenne.anthonioz@havas.com

Investor Relations:             Herve Philippe
                                Directeur Financier du Groupe Havas
                                Tel: +33 (0)1 58 47 91 23
                                relations.actionnaires@havas.com



2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 179 760,80 euros - 335 480 265 RCS Nanterre - APE 744 B


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